Exhibit 99.7

Thomas A. Rizk

Chairman and Chief Executive Officer

Workspace Property Trust

700 Dresher Road, Suite 150

Horsham, PA 19044

Re:          Trustee Nominee Consent

Mr. Rizk:

In accordance with Rule 438 of the Securities Act of 1933, as amended, I hereby consent to continue to be named in any amendments or supplements to the Registration Statement on Form S-11 of Workspace Property Trust (the “Company”), File No. 333-220964 (the “Registration Statement”), as a person who has agreed to serve as a trustee of the Company beginning immediately after the closing of the Company’s initial public offering and to the inclusion of my biographical information in the Registration Statement and any further amendments or supplements thereto.

My consent will continue to be effective until I revoke my consent or resign as a trustee

Sincerely,

/s/ Matthew Zames
Name:	Matthew Zames
Date:	10/17/17